BUSINESS.32532814.4

1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
HARRY S. PANGAS harry.pangas@dechert.com +1 202 261 3466 Direct +1 202 261 3333 Fax
January 22, 2025

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Anu Dubey

Re:	MSC Income Fund, Inc.
Pre-Effective Amendment No. 3 to Registration Statement on Form N-2
File Number: 333-282501
Ladies and Gentlemen:

On behalf of MSC Income Fund, Inc. (the “Company”), this letter responds to the comment provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) to Dechert LLP, counsel to the
Company, on January 22, 2025 relating to Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 filed by the Company with the SEC on January 21, 2025 (such registration statement being referred to herein as the “Registration Statement”).

For your convenience, the Staff’s comment is summarized in this letter and is followed by the response of the
Company.
1.Comment: Please explain to the Staff, on a supplemental basis, why it is appropriate to assume that all of the Main Street Indicative Commitment Shares (as defined in the Registration Statement) are sold, while no
DSP Reserved Shares (as defined in the Registration Statement) are sold, for purposes of calculating the amount of proceeds to be received by the Company in the offering.
Response: The Company believes that, for purposes of calculating the amount of net proceeds to be received by the Company in the offering described in the Registration Statement, it is appropriate to assume that all of the Main Street Indicative Commitment Shares (as defined in the Registration Statement) are sold, while no DSP Reserved Shares (as defined in the Registration Statement) are sold, because the
Company knows that the Board of Directors of Main Street Capital Corporation (“Main Street”), which is the parent company of the Company’s investment adviser and which has certain overlapping executive officers with the Company (including the Chief Executive Officer), has authorized, and that Main Street’s management intends to effectuate, the purchase of the full $4.5 million in aggregate amount of Main Street
Indicative Commitment Shares in the offering described in the Registration Statement. For further background, due to prohibitions under Section 5 of the Securities Act of 1933, the Company is prohibited from entering into a binding purchase/sale agreement with respect to such transaction with Main Street prior to the Registration Statement being declared effective by the Staff. As a result, and consistent with

BUSINESS.32532814.4
January 22, 2025

market practice and prior precedents, the Company has described the Main Street Indicative Commitment
Shares in the Registration Statement as being a non-binding “indication of interest.”
On the other hand, the Company does not have the same level of insight into potential purchases of shares by individuals in the directed share program described in the Registration Statement. In light of this fact, the Company does not believe it is appropriate to assume any sales of DSP Reserved Shares when calculating the amount of net proceeds to be received by the Company in the offering.
* * *

Should you have any questions or comments, please contact the undersigned at 202.261.3466 (or by email at
harry.pangas@dechert.com).

Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas

cc:Dwayne L. Hyzak, MSC Income Fund, Inc.
Jason B. Beauvais, Esq., MSC Income Fund, Inc.
Cory E. Gilbert, MSC Income Fund, Inc.
Clay Douglas, Esq., Dechert LLP